                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                                 _____________

                                   FORM 11-K

                                 ANNUAL REPORT

                       PURSUANT TO SECTION 15(d) OF THE

                        SECURITIES EXCHANGE ACT OF 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
     For the fiscal year ended December 31, 1998
                               -----------------

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
     For the transition period from _______________ to _______________

                    Commission file number 333-53953
                                           ----------------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: CONVERGENT COMMUNICATIONS, INC. 401(k) SAVINGS
                                 ----------------------------------------------
PLAN
----

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: CONVERGENT COMMUNICATIONS, INC.
                                            ------------------------------------
                                            400 Inverness Drive South, Suite 400
                                            ------------------------------------
                                            Englewood, Colorado  80112
                                            ------------------------------------

Convergent Communications, Inc.
401(k) Plan

Financial Statements
as of December 31, 1998 and 1997
and for the year ended December 31, 1998


Convergent Communications, Inc. 401(k) Plan

Table of Contents
--------------------------------------------------------------------------------

                                                                           Pages
Report of Independent Accountants                                            1


Financial Statements:

  Statements of Net Assets Available For Benefits With Fund Information
   as of December 31, 1998 and 1997                                          2

  Statement of Changes in Net Assets Available For Benefits With Fund
   Information for the year ended December 31, 1998                        3 - 8

Notes to Financial Statements                                              9 - 13

Supplemental Information:

  Line 27(a) - Schedule of Assets Held For Investment Purposes
   as of December 31, 1998 (Unaudited)                                       14

  Line 27(d) - Schedule of Reportable Transactions
   for the year ended December 31, 1998 (Unaudited)                          15

                       Report of Independent Accountants



The Plan Administrator and Participants of the
Convergent Communications, Inc. 401(k) Plan:

We were engaged to audit the statements of net assets available for benefits with fund information of the Convergent Communications, Inc. 401(k) Plan (the "Plan") as of December 31, 1998 and 1997, and the related statement of changes in net assets available for benefits with fund information for the year ended December 31, 1998, and supplementary schedules as listed in the accompanying table of contents. These financial statements and supplementary schedules are the responsibility of the Plan's management.

As permitted by 29CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note 5, which was certified by Great-West Life & Annuity Insurance Company ("GWL&A"), the trustee of the Plan, except for comparing such information with the related information included in the financial statements and supplementary schedules. We have been informed by the plan administrator that the trustee of the Plan holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained a certification from the trustee of the Plan as of December 31, 1998 and 1997 and for the year ended December 31, 1998, that the information provided to the plan administrator by the trustee of the Plan is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the accompanying financial statements and supplementary schedules taken as a whole. The form and content of the information included in the financial statements and supplementary schedules, other than that derived from the information certified by the trustee of the Plan have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



Denver, Colorado
May 20, 1999

Convergent Communications, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits with Fund Information as of December 31, 1998 and 1997
--------------------------------------------------------------------------------

Assets                                                                                 1998                   1997
Investments, at fair value:
 Guaranteed Certificate Fund                                                     $      103,020         $        1,090
 American Century - Twentieth Century Ultra Fund                                        299,861*                52,242*
 AIM Constellation Fund                                                                  99,170                 14,795
 Orchard Index 600 Portfolio                                                             27,789                  1,371
 Maxim Growth Index Portfolio                                                           213,763*                10,754
 Maxim Small-Cap Aggressive Growth Portfolio                                             53,484                 10,361
 The Lord Abbett Developing Growth Fund                                                   1,988                     --
 Maxim U.S. Government Mortgage Securities                                               18,603                     --
 Maxim Investment Grade Corporate Portfolio                                               4,037                     --
 Maxim Corporate Bond Portfolio                                                          26,494                  2,168
 Putnam Global Governmental Income Fund                                                  14,333                  1,466
 Maxim Short-Term Maturity Bond Portfolio                                                 1,288                     --
 Fidelity Advisor Growth Opportunities Fund                                              67,554                  8,434
 Orchard Index 500                                                                       78,077                  9,111
 AIM Weingarten Fund                                                                     74,470                  9,764
 Maxim Small-Cap Value Portfolio                                                         32,174                 13,516
 Maxim Mid-Cap Growth Portfolio                                                          40,049                     --
 Maxim Blue Chip Portfolio                                                               14,193                     --
 AIM Charter Fund                                                                        30,164                  6,330
 Maxim Value Index Portfolio                                                             34,607                  4,865
 Putnam Fund For Growth and Income                                                       65,621                 10,666
 Fidelity Advisor Equity Income Fund                                                     36,447                  2,160
 Putnam Global Growth Fund                                                               60,799                 12,319
 Maxim New England International Equity                                                   2,125                     --
 Fidelity Advisor Overseas Fund                                                          20,111                  7,870
 Orchard Index Pacific Fund                                                               5,830                    219
 Orchard Index European Fund                                                             22,332                    474
 Maxim Money Market Fund                                                                338,553*                 8,624
 Profile Series I                                                                       502,012*               125,957*
 Profile Series II                                                                      412,218*               118,653*
 Profile Series III                                                                     103,621                 17,256
 Profile Series IV                                                                       10,605                    107
 Profile Series V                                                                         6,187                  1,070
 Company Stock Fund                                                                     732,404*                    --
                                                                                 --------------         --------------
     Total investments                                                                3,553,983                451,642
                                                                                 --------------         --------------
Contributions Receivable
Participants                                                                                 --                 17,922
Employer                                                                                712,596*               271,856*
                                                                                 --------------         --------------
     Total contributions receivable                                                     712,596                289,778
                                                                                 --------------         --------------
     Total assets                                                                     4,266,579                741,420

Liabilities
Refunds payable                                                                              --                 (5,927)
                                                                                 --------------         --------------
     Total liabilities                                                                       --                 (5,927)
                                                                                 --------------         --------------
      Net assets available for benefits                                          $    4,266,579         $      735,493
                                                                                 ==============         ==============

*  Represents 5% or more of the net assets available for benefits.

   The accompanying notes are an integral part of these financial statements.

Convergent Communications, Inc. 401(k) Plan

Statements of Changes Net Assets Available for Benefits with Fund Information for the year ended December 31, 1998
--------------------------------------------------------------------------------

                                                                American                                                  Maxim
                                                                Century -                                               Small-Cap
                                                  Guaranteed    Twentieth        AIM         Orchard    Maxim Growth   Aggressive
                                                 Certificate     Century    Constellation   Index 600       Index        Growth
                                                     Fund       Ultra Fund       Fund       Portfolio     Portfolio     Portfolio
Additions to net assets:
  Investment and interest income:
    Net appreciation (depreciation) in fair
      value of investments                       $       --    $   45,053   $    12,498     $   1,337   $   33,086     $    1,126
    Investment and interest income                      424            --            --            --           --             --
  Participant contributions                          10,137       209,836        74,024        26,394      161,455         43,192
  Employer contributions                                 --            --            --            --           --             --
  Transfers in                                       91,369         1,783           442            --       12,511             --
                                                 ----------    ----------   -----------     ---------   ----------     ----------
      Total additions                               101,930       256,672        86,964        27,731      207,052         44,318
                                                 ----------    ----------   -----------     ---------   ----------     ----------
Deductions from net assets attributable to:
  Transfers out                                          --          (229)         (167)         (184)        (193)          (240)
  Distributions                                          --        (8,824)       (2,422)       (1,129)      (3,850)          (955)
                                                 ----------    ----------   -----------     ---------   ----------     ----------
      Total deductions                                   --        (9,053)       (2,589)       (1,313)      (4,043)        (1,195)
                                                 ----------    ----------   -----------     ---------   ----------     ----------
Net change                                          101,930       247,619        84,375        26,418      203,009         43,123

Net assets available for benefits at:
  December 31, 1997                                   1,090        52,242        14,795         1,371       10,754         10,361
                                                 ----------    ----------   -----------     ---------   ----------     ----------
  December 31, 1998                              $  103,020    $  299,861   $    99,170     $  27,789   $  213,763     $   53,484
                                                 ==========    ==========   ===========     =========   ==========     ==========

                                   Continued

Convergent Communications, Inc. 401(k) Plan

Statements of Changes Net Assets Available for Benefits with Fund Information for the year ended December 31, 1998
--------------------------------------------------------------------------------

                                                  The Lord                    Maxim                                      Maxim
                                                   Abbett      Maxim U.S.   Investment        Maxim        Putnam      Short-term
                                                 Developing    Government     Grade         Corporate      Global       Maturity
                                                   Growth       Mortgage    Corporate         Bond      Governmental      Bond
                                                    Fund       Securities   Portfolio       Portfolio   Income Fund     Portfolio

Additions to net assets:
  Investment and interest income:
    Net appreciation (depreciation) in fair
      value of investments                       $      205    $      213   $        36     $     656   $      915     $        8
    Investment and interest income                       --            --            --            --           --             --
  Participant contributions                           1,783        11,548         4,272        23,413        5,087          1,618
  Employer contributions                                 --            --            --            --           --             --
  Transfers in                                           --         7,114            --           442        7,114             --
                                                 ----------    ----------   -----------     ---------   ----------     ----------
      Total additions                                 1,988        18,875         4,308        24,511       13,116          1,626
                                                 ----------    ----------   -----------     ---------   ----------     ----------

Deductions from net assets attributable to:
  Transfers out                                          --            --            --            --           --             --
  Distributions                                          --          (272)         (271)         (185)        (249)          (338)
                                                 ----------    ----------   -----------     ---------   ----------     ----------
      Total deductions                                   --          (272)         (271)         (185)        (249)          (338)
                                                 ----------    ----------   -----------     ---------   ----------     ----------

Net change                                            1,988        18,603         4,037        24,326       12,867          1,288

Net assets available for benefits at:
  December 31, 1997                                      --            --            --         2,168        1,466             --
                                                 ----------    ----------   -----------     ---------   ----------     ----------
  December 31, 1998                              $    1,988    $   18,603   $     4,037     $  26,494   $   14,333     $    1,288
                                                 ==========    ==========   ===========     =========   ==========     ==========

                                   Continued

Convergent Communications, Inc. 401(k) Plan

Statements of Changes Net Assets Available for Benefits with Fund Information for the year ended December 31, 1998
--------------------------------------------------------------------------------

                                                   Fidelity
                                                   Advisor                                   Maxim      Maxim
                                                   Growth                     AIM          Small-Cap    Mid-Cap         Maxim
                                                Opportunities  Orchard     Weingarten        Value      Growth        Blue-Chip
                                                    Fund      Index 500       Fund         Portfolio   Portfolio      Portfolio

Additions to net assets:
Investment and interest income:
   Net appreciation (depreciation) in fair
     value of investments                        $    7,561    $    7,873   $    11,378     $   1,930   $    4,806     $      464
   Investment and interest income                        --            --            --            --           --             --
 Participant contributions                           52,710        62,290        53,563        16,728       35,670         13,942
 Employer contributions                                  --            --            --            --           --             --
 Transfers in                                           442            22            --            --           --             --
                                                 ----------    ----------   -----------     ---------   ----------     ----------
      Total additions                                60,713        70,185        64,941        18,658       40,476         14,406
                                                 ----------    ----------   -----------     ---------   ----------     ----------

Deductions from net assets attributable to:
 Transfers out                                           --            --            --            --         (262)            --
 Distributions                                       (1,593)       (1,219)         (235)           --         (165)          (213)
                                                 ----------    ----------   -----------     ---------   ----------     ----------
      Total deductions                               (1,593)       (1,219)         (235)           --         (427)          (213)
                                                 ----------    ----------   -----------     ---------   ----------     ----------

Net change                                           59,120        68,966        64,706        18,658       40,049         14,193

Net assets available for benefits at:
 December 31, 1997                                    8,434         9,111         9,764        13,516           --             --
                                                 ----------    ----------   -----------     ---------   ----------     ----------
 December 31, 1998                               $   67,554    $   78,077   $    74,470     $  32,174   $   40,049     $   14,193
                                                 ==========    ==========   ===========     =========   ==========     ==========

                                   Continued

Convergent Communications, Inc. 401(k) Plan

Statements of Changes Net Assets Available for Benefits with Fund Information for the year ended December 31, 1998
--------------------------------------------------------------------------------

                                                                                           Fidelity
                                                                Maxim          Putnam       Advisor      Putnam          Maxim New
                                                  AIM           Value         Fund for      Equity       Global           England
                                                 Charter        Index        Growth and     Income       Growth        International
                                                  Fund         Portfolio       Income        Fund         Fund            Equity

Additions to net assets:
 Investment and interest income:
   Net appreciation (depreciation) in fair
     value of investments                        $    3,998    $    1,990    $    5,140    $    2,426    $    8,951    $       71
   Investment and interest income                        --            --            --            --            --            --
 Participant contributions                           22,275        30,901        51,798        32,793        53,616         2,054
 Employer contributions                                  --            --            --            --            --            --
 Transfers in                                            --            --           442            --            --            --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
      Total additions                                26,273        32,891        57,380        35,219        62,567         2,125
                                                 ----------    ----------    ----------    ----------    ----------    ----------

Deductions from net assets attributable to:
 Transfers out                                           --          (141)           --           (22)      (11,310)           --
 Distributions                                       (2,439)       (3,008)       (2,425)         (910)       (2,777)           --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
      Total deductions                               (2,439)       (3,149)       (2,425)         (932)      (14,087)           --
                                                 ----------    ----------    ----------    ----------    ----------    ----------

Net change                                           23,834        29,742        54,955        34,287        48,480         2,125

Net assets available for benefits at:
 December 31, 1997                                    6,330         4,865        10,666         2,160        12,319            --
                                                 ----------    ----------    ----------    ----------    ----------    ----------
 December 31, 1998                               $   30,164    $   34,607    $   65,621    $   36,447    $   60,799    $    2,125
                                                 ==========    ==========    ==========    ==========    ==========    ==========


                                   Continued

Convergent Communications, Inc. 401(k) Plan

Statements of Changes Net Assets Available for Benefits with Fund Information for the year ended December 31, 1998
--------------------------------------------------------------------------------

                                                         Fidelity      Orchard      Orchard      Maxim
                                                         Advisor        Index        Index       Money
                                                        Overseas       Pacific      European     Market    Profile        Profile
                                                          Fund          Fund          Fund        Fund     Series I      Series II

Additions to net assets:
 Investment and interest income:
  Net appreciation (depreciation) in fair value
    of investments                                      $     945     $    347     $   1,389    $  4,794   $  53,066     $  46,258
  Investment and interest income                               --           --            --          --          --            --
 Participant contributions                                 13,821        5,264        17,721     330,055     400,947       290,003
 Employer contributions                                        --           --            --          --          --            --
 Transfers in                                                  --           --         3,062      11,786       3,615        25,753
                                                        ---------     --------     ---------    --------   ---------     ---------
     Total additions                                       14,766        5,611        22,172     346,635     457,628       362,014
                                                        ---------     --------     ---------    --------   ---------     ---------
Deductions from net assets attributable to:
 Transfers out                                               (111)          --            --      (8,569)    (47,318)      (66,735)
 Distributions                                             (2,414)          --          (314)     (8,137)    (34,255)       (1,714)
                                                        ---------     --------     ---------    --------   ---------     ---------
     Total deductions                                      (2,525)          --          (314)    (16,706)    (81,573)      (68,449)
                                                        ---------     --------     ---------    --------   ---------     ---------

Net change                                                 12,241        5,611        21,858     329,929     376,055       293,565

Net assets available for benefits at:
 December 31, 1997                                          7,870          219           474       8,624     125,957       118,653
                                                        ---------     --------     ---------    --------   ---------     ---------
 December 31, 1998                                      $  20,111     $  5,830     $  22,332    $338,553   $ 502,012     $ 412,218
                                                        =========     ========     =========    ========   =========     =========

                                   Continued

Convergent Communications, Inc. 401(k) Plan

Statements of Changes Net Assets Available for Benefits with Fund Information for the year ended December 31, 1998
--------------------------------------------------------------------------------

                                                      Profile       Profile      Profile      Company
                                                    Series III     Series IV    Series V     Stock Fund    Unallocated     Total

Additions to net assets:
  Investment and interest income:
    Net appreciation (depreciation) in fair value
      of investments                                $   12,220     $     348    $    185     $  207,446    $        --   $  478,719
    Investment and interest income                          --            --          --             --             --          424
  Participant contributions                            109,849        10,150       4,932             --             --    2,183,841
  Employer contributions                                    --            --          --      1,049,872             --    1,049,872
  Transfers in                                              --            --          --             --             --      165,897
                                                    ----------     ---------    --------     ----------    -----------   ----------
      Total additions                                  122,069        10,498       5,117      1,257,318             --    3,878,753
                                                    ----------     ---------    --------     ----------    -----------   ----------
Deductions from net assets attributable to:
  Transfers out                                        (30,399)           --          --             --        (11,995)    (177,875)
  Distributions                                         (5,305)           --          --        (84,174)            --     (169,792)
                                                    ----------     ---------    --------     ----------    -----------   ----------
      Total deductions                                 (35,704)           --          --        (84,174)       (11,995)    (347,667)
                                                    ----------     ---------    --------     ----------    -----------   ----------
Net change                                              86,365        10,498       5,117      1,173,144        (11,995)   3,531,086

Net assets available for benefits at:
  December 31, 1997                                     17,256           107       1,070        271,856         11,995      735,493
                                                    ----------     ---------    --------     ----------    -----------   ----------
  December 31, 1998                                 $  103,621     $  10,605    $  6,187     $1,445,000    $        --   $4,266,579
                                                    ==========     =========    ========     ==========    ===========   ==========

  The accompanying notes are an integral part of these financial statements.

Convergent Communications, Inc. 401(k) Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

1. Plan Description

   On March 1, 1997, Convergent Communications, Inc. (the "Company") established the Convergent Communications, Inc. 401(k) Plan (the "Plan"). The Plan is a defined contribution plan available to all employees 21 years of age and older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Employees may contribute up to 15% of their salary, up to the Internal Revenue Service limit.

   Under the savings plan feature of the Plan, the Company provides a discretionary dollar for dollar match in Company stock up to 6% of employee gross wages.

   Employee contributions are invested according to investment options chosen by the employee. Available investment options are described in Note 3. Collectively these funds are referred to as the "Investment Funds." The Plan permits conversion of the investment options on a daily basis, at which time the participant may elect to transfer all or part of the account value between the Investment Funds.

   Administrative Expense
   All administrative costs arising under the Plan are paid by the Company.

   Vesting
   Participant contributions are always 100% vested with respect to the current value of their investments. Participants are also always 100% vested in their employer match contributions account.

   Distribution to Participants

   The value of the participant's savings will be distributed in two lump sum payments, one representing the participant's savings and one representing the value of the employer match.

2. Summary of Significant Accounting Policies

   The following is a description of significant accounting policies applied by the Plan:

   Basis of Accounting
   The financial statements of the Plan are prepared under the accrual method of accounting.

   Use of Estimates

   The preparation of the Plan's financial statements requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of Plan assets and changes in Plan assets and, when applicable, the disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

   Investment Valuation and Income Recognition

   The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Shares of Company stock are valued based upon independent valuations.

   Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. The Plan presents in the Statement of Changes in Net Assets Available for Benefits With Fund Information, the net appreciation or depreciation in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation or depreciation on those investments.

Convergent Communications, Inc. 401(k) Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

   Payment of Benefits
   Benefits are recorded when paid.

   Reinvested Earnings

   Interest and dividends received are reinvested in the respective funds. Gains or losses realized on the sale of stock held by the various mutual funds investing in equity securities are charged or credited to the respective funds.

3. Investment Options

   All of the Plan's investments are held and managed by GWL&A. As part of an agreement with the Plan, GWL&A maintains funds in which participants of the Plan may invest:

   . Guaranteed Certificate Fund--Provides investors with stable, long-term investment growth. They are much like certificates of deposit: all money deposited into a certificate during a "deposit period" earns a guaranteed rate of return, credited daily until maturity. The deposit period for each certificate is one calendar quarter. A new certificate with its own unique interest rate is created at the start of each deposit period. All money contributed during each deposit period will earn the same interest rate until the certificate matures. Maturity periods may be 36, 60 or 84 months.

   . American Century - Twentieth Century Ultra Fund--Seeks capital growth by investing primarily in small- to medium-sized companies with better-than-average prospects for appreciation. The fund targets companies with accelerating earnings and revenues. Twentieth Century expects Ultra to be rather volatile, but intends to stay fully invested in its holdings, regardless of the movement of stock prices.

   . AIM Constellation Fund--Seeks capital growth by investing in small- and medium-sized companies. Stocks are typically held of firms that have had significant growth in earnings over a ten-year period, or companies that report significantly higher earnings than anticipated by the consensus of Wall Street analysts. Companies that may benefit from new or innovative products or services are of particular interest.

   . Orchard Index 600 Portfolio--Seeks to mirror the performance (before fees) of the general small-capitalization stock market by investing in stocks that comprise the Russell 2000 Index.

   . Maxim Growth Index Portfolio--Seeks to mirror the performance (before fees) of large-capitalization, growth-oriented stocks by investing in stocks that comprise the Russell 1000 Growth Index. This index contains stocks from the Russell 1000 Index with above-average growth orientation, and therefore, above-average earnings potential.

   . Maxim Small-Cap Aggressive Growth Portfolio--Seeks long-term capital growth by investing in common stocks or their equivalent. Emphasis is placed on both undervalued securities and securities of companies with significant growth potential. At least 65% of the fund's assets are typically invested in companies with market capitalization of less than $500 million, up to 35% in larger companies, and a limited amount in foreign securities.

   . The Lord Abbett Developing Growth Fund--Focuses on companies with above average, long-term growth rates, strong management and proven commitment to growth. Also focuses on companies with exciting prospects, unique markets and companies with undervalued assets.

   . Maxim U.S. Government Mortgage Securities--At least 65% of the fund's holdings are securities related to government agency mortgages. These holdings are backed by the full faith and credit of the U.S. Government, one of its agencies or instrumentalities.

Convergent Communications, Inc. 401(k) Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

    . Maxim Investment Grade Corporate Portfolio--Generally invests in debt securities with a credit rating of "A" or better. Invests strictly in investment-grade corporate debt securities.

    . Maxim Corporate Bond Portfolio--Seeks high total return through a combination of current income and capital appreciation. Substantially all of its assets are invested in investment-grade debt securities (including convertibles), although up to 20% of its assets may be invested in preferred stocks. At least 65% of its assets are typically invested in bonds. The fund may invest up to 10% of its assets in foreign securities and up to 35% in securities rated below investment grade.

    . Putnam Global Governmental Income Fund--Seeks high current income. Capital preservation and long-term return are secondary objectives. Typically, the fund will invest at least 65% of its assets in debt securities issued or guaranteed by national, provincial, state or other governments with taxing authority of their agencies, or by supranational entities such as World Bank. The fund purchases issues rated A or better or those of comparable quality. U.S. issues may be rated BBB or better.

    . Maxim Short-Term Maturity Bond Portfolio--Expected to be the least volatile of the bond funds offered through the 401(k) plan. Focuses on preservation of capital, liquidity and maximum total return through investment in an actively managed portfolio of debt services. No individual security will have a maturity of more than three years.

    . Fidelity Advisor Growth Opportunities Fund--Seeks capital growth through investment of at least 65% of its assets in common stock of U.S. companies that have superior long-term growth potential. Additionally, the fund invests in securities convertible into common stock that may produce capital growth. The fund may invest in foreign securities.

    . Orchard Index 500--Seeks to mirror the performance (before fees) of the general stock market by investing in stocks that comprise the widely recognized Standard & Poor's ("S&P") 500 Index and Mid-Cap Index. The S&P 500 is made up, for the most part, of the 500 largest companies on the New York Stock Exchange. The S&P Mid-Cap is made up of companies that are the next largest 400 and have a median capitalization of approximately $600 million.

    . AIM Weingarten Fund--Seeks capital growth through disciplined and systematic selection of common stocks. The fund invests primarily in the stocks of companies whose earnings are higher than those expected by analysts. Secondarily, investments are made in the stocks of companies whose earnings have grown at roughly twice the rate of the average company in corporate America over the past ten years, with no more than one down year. Current income is not an important criteria for selection.

    . Maxim Small-Cap Value Portfolio--Seeks long-term capital growth by investing primarily in common stocks. Up to 20% of assets may be invested in other securities, including restricted stock, preferred stock and foreign securities. The fund seeks undervalued small- and medium-sized companies with financial strength, distinct market niches and proven records of success.

    . Maxim Mid-Cap Growth Portfolio--Seeks long-term growth of capital by investing at least 65% of its total assets in a diversified pool of mid-cap companies with well-above-average growth potential.

    . Maxim Blue Chip Portfolio--Seeks long-term growth of both capital and income, and invests at least 65% of assets in common stocks of companies with market capitalizations of at least $1 billion. Focuses on companies with proven records of earnings and dividends that appear to be in sound financial condition.

    . AIM Charter Fund--Seeks capital growth, with current income as a secondary objective. Generally, stocks of large, well-known companies with a history of stable and improving revenues and earnings are selected. These stocks also typically have had increasing dividend payouts. At least 90% of the fund's common stocks are expected to pay dividends.

Convergent Communications, Inc. 401(k) Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

    . Maxim Value Index Portfolio--Seeks to mirror the performance (before fees) of large-capitalization, value-oriented stocks by investing in stocks that comprise the Russell 1000 Value Index. A value-oriented stock is thought to be undervalued in relation to its future earnings potential.

    . Putnam Fund for Growth and Income--Seeks capital growth and current income by investing primarily in common stocks that offer potential for capital growth, current income or both. The fund may also purchase preferred stocks, convertible securities, or corporate bonds, notes and debentures. The fund may hold cash or cash equivalents, and may invest up to 20% in foreign securities.

    . Fidelity Advisor Equity Income Fund--Seeks to exceed the average yield of the S&P 500 by holding a diversified selection of bonds and high-yielding stocks. At least 65% of total assets are in undervalued, income-producing equities with above-average and steadily increasing dividends. The balance of the fund tends to be in convertible debt securities.

    . Putnam Global Growth Fund--Seeks capital growth by investing in securities traded in U.S. and foreign markets. All along the Pacific Rim, across Europe, and within the Americas, the funds look for countries whose markets are believed to offer the best value. Then, those companies that have shown signs of solid growth are selected.

    . Maxim New England International Equity--Seeks long-term capital growth and dividend income. The fund normally invests at least 65% of assets in equity securities of issuers headquartered outside the United States.

    . Fidelity Advisor Overseas Fund--Invests mostly in equity securities of foreign corporations. The fund selects countries in which to invest based on economic growth, expected inflation, governmental policies and currency outlook. The remainder of the assets may consist of debt securities, including lower-quality, higher-yielding securities.

    . Orchard Index Pacific Fund--This fund represents the performance of stocks in the large-cap section of Pacific markets.

    . Orchard Index European Fund--Seeks total return from a portfolio of stocks in the large-cap section of European markets.

    . Maxim Money Market Fund--Seeks to preserve capital, maintain liquidity and earn the highest possible current income by investing in short-term money market securities. Remaining maturities of holdings may not exceed 13 months, except for U.S. governmental securities which are limited to 25 months.

    . Profile Series I--Designed for the aggressive investor. This portfolio consists of a diversified blend of individual funds. All of its assets are in equity-type investments.

    . Profile Series II--Designed for the moderately aggressive investor. This portfolio consists of diversified blend of individual funds. Of its total assets, 80% are in equity-type investments and 20% are in fixed-income investments.

    . Profile Series III--Designed for the moderate investor. This portfolio consists of a diversified blend of individual funds. Of its total assets, 60% are in equity-type investments and 40% are in fixed-income investments.

    . Profile Series IV--Designed for the moderately conservative investor. This portfolio consists of a diversified blend of individual funds. Of its total assets, 40% are in equity-type investments and 60% are in fixed-income investments.

Convergent Communications, Inc. 401(k) Plan

Notes to Financial Statements
--------------------------------------------------------------------------------

   . Profile Series V--Designed for the conservative investor. This portfolio consists of a diversified blend of individual funds. Of its total assets, 20% are in equity-type investments and 80% are in fixed-income investments.

4. Federal Income Taxes

   The Plan has not requested a tax determination letter from the Internal Revenue Service. However, the form of the Plan is a standard form, which has been previously approved by the Internal Revenue Service.

5. Information Certified by GWL&A (Unaudited)

   The following unaudited information in the financial statements and supplemental schedules was certified to be complete and accurate by GWL&A within the meaning of 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA:

   . All amounts relating to investments as enumerated in the Statements of Net Assets Available For Benefits With Fund Information as of December 31, 1998 and 1997.

   . All amounts relating to investment income and net appreciation (depreciation) in the fair value of investments as enumerated in the Statement of Changes in Net Assets Available For Benefits With Fund Information for the year ended December 31, 1998.

   . All amounts enumerated in the Supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1998.

   . All amounts enumerated in the Supplemental Schedule of Reportable Transactions for the year ended December 31, 1998.

6. Concentration of Credit Risk

   The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of market volatility resulting in changes in the value of the investment securities, it is possible that the changes in risks could materially affect participant account balances and the amounts reported in the Statements of Net Assets Available for Benefits with Fund Information and the Statement of Changes in Net Assets Available for Benefits with Fund Information.

7. Plan Termination

   Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

8. Subsequent Event

   In January 1999, the Company changed one of the eligibility requirements to enroll in the Plan from 21 to 18 years of age.

                            SUPPLEMENTAL INFORMATION

Convergent Communications, Inc. 401(k) Plan

Line 27a - Schedule of Assets Held For Investment Purposes
as of December 31,  1998
(Unaudited)

---------------------------------------------------------------------------------------------------------------------------
(a)                      (b)                                       (c)                          (d)                  (e)
--   ------------------------------------------    ---------------------------------       -----------          -----------
                                                       Description of Investment
                                                        Including Maturity Date,
             Identity of Issue, Borrower,            Rate of Interest, Collateral,                                 Current
               Lessor, or Similar Party                  Par or Maturity Value                Cost                  Value
--   ------------------------------------------    ---------------------------------       -----------          -----------
       Guaranteed Certificate Fund                   Term of 36 months                     $    96,327          $    96,327
       Guaranteed Certificate Fund                   Term of 60 months                           5,714                5,714
       Guaranteed Certificate Fund                   Term of 84 months                             979                  979
       American Century - Twentieth Century
       Ultra Fund                                    Mutual Fund - Stock                       252,417              299,861
       AIM Constellation Fund                        Mutual Fund - Stock                        86,750               99,170
       Orchard Index 600 Portfolio                   Mutual Fund - Stock                        26,392               27,789
       Maxim Growth Index Portfolio                  Mutual Fund - Stock                       180,799              213,763
       Maxim Small-Cap Aggressive Growth
       Portfolio                                     Mutual Fund - Stock                        51,775               53,484
       The Lord Abbett Developing Growth Fund        Mutual Fund - Mix                           1,783                1,988
       Maxim U.S. Government Mortgage                Mutual Fund - Bonds                        18,396               18,603
       Securities
       Maxim Investment Grade Corporate              Mutual Fund - Bonds                         4,006                4,037
       Maxim Corporate Bond Portfolio                Mutual Fund - Bonds                        25,795               26,494
       Putnam Global Governmental Income Fund        Mutual Fund - Bonds                        13,410               14,333
       Maxim Short-Term Maturity Bond                Mutual Fund - Bonds                         1,287                1,288
       Fidelity Advisor Growth Opportunities         Mutual Fund - Stocks                       59,618               67,554
       Fund
       Orchard Index 500                             Mutual Fund - Stocks                       69,522               78,077
       AIM Weingarten Fund                           Mutual Fund - Stocks                       62,496               74,470
       Maxim Small-Cap Value Portfolio               Mutual Fund - Stocks                       28,597               32,174
       Maxim Mid-Cap Growth Portfolio                Mutual Fund - Bonds                        35,219               40,049
       Maxim Blue Chip Portfolio                     Mutual Fund - Stocks                       13,724               14,193
       AIM Charter Fund                              Mutual Fund - Stocks and Bonds             26,175               30,164
       Maxim Value Index Portfolio                   Mutual Fund - Stocks and Bonds             32,562               34,607
       Putnam Fund for Growth and Income             Mutual Fund - Stocks and Bonds             60,191               65,621
       Fidelity Advisor Equity Income Fund           Mutual Fund - Stocks and Bonds             33,895               36,447
       Putnam Global Growth Fund                     Mutual Fund - International                52,571               60,799
                                                     Stocks
       Maxim New England International Equity        Mutual Fund - International                 2,054                2,125
                                                     Stocks
       Fidelity Advisor Overseas Fund                Mutual Fund - International                19,296               20,111
                                                     Stocks
       Orchard Index Pacific Fund                    Mutual Fund - International                 5,490                5,830
                                                     Stocks
       Orchard Index European Fund                   Mutual Fund - International                20,910               22,332
                                                     Stocks
       Maxim Money Market Fund                       Mutual Fund - International               333,682              338,553
                                                     Stocks
       Profile Series I                              Mutual Fund - Mix                         448,524              502,012
       Profile Series II                             Mutual Fund - Mix                         370,958              412,218
       Profile Series III                            Mutual Fund - Mix                          93,348              103,621
       Profile Series IV                             Mutual Fund - Mix                          10,256               10,605
       Profile Series V                              Mutual Fund - Mix                           5,987                6,187

                                                                                           $ 2,550,905          $ 2,821,579

Convergent Communications, Inc. 401(k) Plan

Line 27d - Schedule of Reportable Transactions
as of December 31,  1998
(Unaudited)

------------------------------------------------------------------------------------------------------------------------------------
           (a)                           (b)                  (c)      (d)     (e)       (f)         (g)        (h)          (i)
--------------------------  -----------------------------  --------  -------  ------  -----------  -------  -----------   ---------
                                                                                       Expense                 Current
                            Description of Asset (Include                              Incurred                Value of
                             Interest Rate and Maturity    Purchase  Selling  Lease      With       Cost of    Asset on    Net Gain
Identity of Party Involved       In Case of  Loan)          Price     Price   Rental  Transaction    Asset   Transaction   or (Loss)
--------------------------  -----------------------------  --------  -------  ------  -----------  --------  -----------   ---------
Combined transactions:
GWL&A                       American Century - Twentieth
                              Century Ultra Fund           $211,619  $    --  $   --  $        --  $211,619  $   211,619   $      --
                            American Century - Twentieth
                              Century Ultra Fund             96,018       --      --           --    96,018       96,018          --
                            AIM Constellation Fund           74,466       --      --           --    74,466       74,466          --
                            Maxim Growth Index              173,966       --      --           --   173,966      173,966          --
                            Maxim Small-Cap Aggressive
                              Growth Portfolio               43,192       --      --           --    43,192       43,192          --
                            Fidelity Advisor Growth
                              Opportunities Fund             53,152       --      --           --    53,152       53,152          --
                            AIM Charter Fund                 62,312       --      --           --    62,312       62,312          --
                            AIM Weingarten Fund              53,563       --      --           --    53,563       53,563          --
                            Putnam Fund for Growth and
                            Income                           52,239       --      --           --    52,239       52,239          --
                            Putnam Global Growth Fund        53,616       --      --           --    53,616       53,616          --
                            Profile Series III              109,849       --      --           --   109,849      109,849          --
                            Profile Series I                     --   81,573      --           --    77,795           --       3,778
                            Profile Series II                    --   68,449      --           --    61,456           --       6,993
                            Maxim Money Market Fund         341,840       --      --           --   341,840      341,840          --
                            Profile Series I                404,563       --      --           --   404,563      404,563          --
                            Profile Series II               315,756       --      --           --   315,756      315,756          --

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

                                    CONVERGENT COMMUNICATION, INC. 401(k)
                                    SAVINGS PLAN

Date:  February 4, 2000             By: /s/ John R. Evans
                                        ---------------------------------
                                        John R. Evans
                                        Trustee